EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR JULY 11, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

MAJOR EVENTS

THE NEW YORK STOCK EXCHANGE INCLUDES SANTANDER CENTRAL HISPANO IN TWO NEW SHARE INDEXES

Madrid, July 10th 2002. The New York Stock Exchange has included Santander Central Hispano among the companies comprising its two recently-launched share indexes: NYSE International 100 Index and NYSE World Leaders Index.

The NYSE International 100 Index includes the 100 most important non-US resident companies in the world listed on the NYSE. The Santander Central Hispano shares have a 1.331% weighting on this index.

The NYSE World Leaders Index represents the 200 largest companies in the world listed on the NYSE (100 U.S. companies forming part of the NYSE 100 Index and 100 non-US companies included on the NYSE International 100 Index). The Bank's weighting on this index is 0.47%.

The inclusion of a company's shares on the leading world indexes means a new demand for securities by funds or portfolios which have chosen the index in question as a performance benchmark.

In addition to forming part of the most important international market indexes such as the Dow Jones Euro Stoxx 50, the FTSE Eurotop 100 or the Morgan Stanley Capital International Pan Euro Index and Euro Index, Santander Central Hispano's shares are included on the Dow Jones Sustainability Index, one of the leading indexes for sustainable performance. The Bank aims to gradually join the principal indexes of this type, which comprise companies committed to good Corporate Governance and the implementation of social action policies.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/2040/1370, Fax: 3491.5226670/5581453

MAJOR EVENTS

Notice is hereby given that, once that the Board of Directors of the Spanish Comisión Nacional del Mercado de Valores has authorised Banco Santander Central Hispano to desist from its previous request asking for the shares of Banco Español de Crédito (Banesto) being de-listed, Banco Santander Central Hispano, S.A. has presented – through Santander Central Hispano Bolsa, Sociedad de Valores, S.A. – an irrevocable buy order of Banesto shares at a price of Euro 15 per share. Such buy order will be uninterruptedly valid for a period of 30 days, starting today and finalising on August 9th (included).

Madrid, July 11th, 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031//2040/1370, Fax: 3491.5226670/5581453

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: July 11, 2002

By: */s/ José Luis del Valle*
Name: José Luis del Valle
Title: Executive Vice President

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: July 11, 2002

By: ______________________

Name: José Luis del Valle
Title: Executive Vice President